

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 16, 2011

Ms. Kathleen E. Redd
Vice President, CFO and Secretary
GenCorp Inc.
P.O. Box 537012
Sacramento, CA 95853-7012

     RE: **GenCorp Inc.**
             Form 10-K for the Fiscal Year ended November 30, 2010
             Schedule 14A filed on February 17, 2011
             File No. 1-1520

Dear Ms. Redd:

We have reviewed these filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED NOVEMBER 30, 2010

Item 1 - Business, page 1

1. We note your disclosure on page 40 relating to your devotion of a significant amount of resources and management attention to environmental matters and that you actively manage your ongoing processes to comply with environmental laws and regulations. We also note the related disclosure in your risk factors on pages 16 and 17. Please revise in future filings to provide disclosure regarding the material effects that compliance with Federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, may have upon your capital expenditures, earnings and competitive position. Please disclose any material estimated capital expenditures for environmental control

facilities for the remainder of your current fiscal year and your succeeding fiscal year and for such further periods as you deem material. Refer to Item 101(c)(1)(xii) of Regulation S-K.

Intellectual Property, page 9

2. We note the disclosure that you do not believe the loss or expiration of any single patent would have a material adverse effect on your company. With a view towards future disclosure, please tell us whether any group of patents or trademarks is material to your company.

3. Please revise in future filings to discuss the duration of your intellectual property. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Item 1A - Risk Factors, page 11

4. In future filings please expand your discussion about future reductions or changes in U.S. spending, to provide a more specific, meaningful and updated information about:

   - The historic federal budget deficits, and the long term implications for your company;
   - Proposed or approved DOD cuts and their potential impact on your company; and
   - Specific company revenue streams for which there is reasonable uncertainty as to their future funding.

Item 7 - Management's Discussion and Analysis of Financial Results and Operations, page 30

5. In future filings, please discuss in your overview section the most important matters on which management focuses in evaluating the company's operating performance and financial condition, and provide context for the discussion of the financial statements. An overview section should provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which management is most focused, as well as the actions they are taking to address these opportunities, challenges and risks. For example, we note your disclosure on page 2 that the departments and agencies within the U.S. government are under severe pressure due to the cost impacts of military operations in Iraq and Afghanistan and a rising U.S. federal deficit. On page 4, we note direct and indirect sales to the U.S. government totaled approximately 92% of sales for the 2010 fiscal year. We further note your disclosure on page 17 that you had approximately $392.7 million of debt at the

end of your 2010 fiscal year and on page 18 regarding your limited collateral for additional financing. We believe that a discussion of this type of information in MD&A would enhance investors' understanding of the company through the eyes of management. Please see the Commission's interpretive guidance regarding MD&A disclosures in Release 33-8350 (Dec. 19, 2003) for more information.

Item 8 – Consolidated Financial Statements and Supplementary Data, page 54

Note 1 – Summary of Significant Accounting Policies, page 59

Out of Period Adjustments, page 59

6. You disclose that you recorded out of period adjustments to the income tax benefit and related balance sheet accounts, which increased net income by $1.9 million and diluted EPS by $0.03 in fiscal 2010. Please provide your materiality analysis under SAB Topic 1:M explaining how you determined that the amounts are not material to the current or previously reported financial statements. Please ensure your response addresses all of the qualitative factors outlined in SAB Topic 1:M and any other relevant qualitative factors.

Note 7 - Commitments and Contingencies, page 94

Legal Matters and Environmental Matters, page 95

7. Please note if it is reasonably possible that additional losses at any site/case could be material to your financial condition, results of operations, or cash flows please disclose the range of reasonably possible loss for the individual site, or case. If you are unable to make such an estimate, please explain why. In particular, please address the following:

   - SEMOU
   - M&H Realty/Fullerton case
   - NRD, Toledo Ohio Site
   - Textileather, Inc.
   - Subpoenas Duces Tecum
   - Sacramento County Water Agency
   - Sacramento, California Site
   - Baldwin Park Operable Unit
   - Azusa, California operations

   If applicable for any of the above, tell us why you are unable to at least make an estimate of the minimum probable losses related to these matters. Please be specific and discuss any internal information you have that would indicate that at least a minimum probable amount is either known, or estimable.

8. We note your conclusion that you and your subsidiaries are subject to other legal actions, governmental investigations and proceedings, the specifics of which are not disclosed. We also note that it is possible that amounts could be material to your results of operations or cash flows in any particular reporting period. Please note if it is reasonably possible that any individual issue could be material to your results of operations you are required to disclose the nature of the matter, in certain cases the amount accrued, and in all such cases the reasonably possible range of loss if estimable, or state that such an estimate cannot be made. In order for us to better understand these issues, please provide us with such disclosures, if in fact it is reasonably possible that amounts could be material for any individual issue.

9. In future filings, please revise page 41 of your MD&A to specifically discuss each annual addition to the environmental reserve to explain and analyze the amount recorded.

10. Please provide us with more detail concerning the assets on your balance sheet identified as "Recoverable from the U.S. Government and other third parties for environmental remediation and other".

11. We note the information you have provided on pages 104 and 105 related to reimbursable and recoverable amounts. Provide for us and include in future filings a comprehensive rollforward of the current and non-current amounts for amounts recoverable from Northrop and the U.S. Government. There appears to be a total of $242 million in recoverable assets. Provide a narrative description and analysis of the activity. On page 104 you indicate that $58.6 million is included in "other noncurrent assets". Please include any such amounts in your total analysis.

12. Please help us better understand the amounts involved in the Global Settlement and the Northrup agreement. Quantify the annual and cumulative limitations and the amount of historic and accrued amounts in excess of those limitations for which you are seeking reimbursement from the U.S. Government.

13. We note that you can recover up to 88% of your environmental remediation costs for these sites through the establishment of prices for your products and services sold to the U.S. government. We note that your mix of contracts can affect the actual reimbursement made by the U.S. government, and because these costs are recovered through forward-pricing arrangements, the ability of you to continue recovering these costs depends on your sustained business volume under

U.S. government contracts and programs and the relative size of your commercial business.

We assume that you record these assets based on a probability threshold of some kind based on your interpretation of GAAP. Tell us and revise future filings to explain, in principle, how the remediation expense and the probable reimbursement affect current and future contract costs and profitability. In other words explain the mechanics of your accounting model and how it affects current earnings.

14. Considering that these reimbursements are only available based on contingent future events (rather than a firm commitment by the U.S. government to reimburse an actual obligation amount incurred on an existing contract), please revise your footnotes in future filings to explain your accounting model through reference to specific GAAP guidance.

Exhibit Index, page 128

15. We note that you incorporate the Credit Agreement, Exhibit 10.34, and the Second Amendment to the Credit Agreement, Exhibit 10.54, by reference to exhibits previously filed in Exchange Act filings. However, it does not appear that you filed all applicable schedules and exhibits when you first filed the Credit Agreement and the Second Amendment to the Credit Agreement. If these schedules and exhibits have been filed previously, please advise us as to where they are located. Otherwise, in your next Exchange Act filing, please file the full Credit Agreement and Second Amendment to the Credit Agreement, including all schedules and exhibits.

Exhibits 31.1 and 31.2 – Section 302 Certifications

16. In future filings, please file your Section 302 Certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. For example, please do not replace the phrase "registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) with "registrant's fourth fiscal quarter."


DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
FILED FEBRUARY 17, 2011


Board Leadership Structure, page 12

17. In future filings, please explain why you determined that your current board leadership structure is appropriate in light of your specific characteristics and

circumstances. See Item 407(h) of Regulation S-K. Please show us in your supplemental response what your revised disclosure will look like.

Compensation Discussion and Analysis, page 26

Compensation Elements, page 27

18. We note your reference to the Hay Group and that your Organization & Compensation Committee reviewed a study conducted by the Hay Group when assessing overall compensation. Please tell us supplementally whether the Hay Group is a compensation consultant and if so, please provide the information required by Item 407(e)(3)(iii) of Regulation S-K in future filings. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

19. We note the statement in the first paragraph that no specific element of compensation is tied to benchmarking. However, the disclosure elsewhere in the filing appears to indicate that you benchmark each element of compensation. In this regard, we note the disclosure under "Annual Cash Incentive Program" on pages 27 and 28 and under "Long-Term Incentives (Equity-Based Compensation) on page 30 that you target the 50th percentile for comparable companies. We also note that it does not appear that you are using the broad-based surveys for the purpose of obtaining a general understanding of current compensation practices. Please revise in future filings to provide the information required by Item 402(b)(2)(xiv) of Regulation S-K. Please also revise in future filings to disclose where actual compensation fell as compared to the benchmark and, if applicable, explain why actual compensation fell above or below the benchmark. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like. For additional guidance, please refer to Question 118.05 of our Regulation S-K C&DI's.

Base Salaries, page 27

20. Although you provide general disclosure relating to the procedure for determining the amount of base salaries, your disclosure does not meaningfully convey the reasons why the Organization & Compensation Committee approved the specific amounts of base salary for your most recently completed fiscal year or why these amounts were appropriate under the circumstances. Please revise accordingly in future filings. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Annual Cash Incentive Program, page 27

21. In future filings, please provide more information regarding how you determine
the amount of annual cash incentive compensation to pay each named executive
officer. See Item 402(b)(1)(v) of Regulation S-K. Specifically, please specify the
percentages of base salary each named executive officer would receive if the
target and maximum levels for each performance goal were achieved. Please also
disclose the actual results achieved for each performance measure and how you
evaluated the actual results achieved against the performance goals to determine
the amount of compensation to award to the named executive officers. Refer to
Item 402(b)(2)(v) of Regulation S-K. We note in the Summary Compensation
Table it appears that the CEO received more than 125% of base salary for his
annual cash incentive award. Please identify any uses of discretion by the
Organization & Compensation Committee. Finally, we note that 25 percent of
target annual cash incentive pay is based on the achievement of personal factors.
For each named executive officer, please detail the elements of individual
performance and contribution that are taken into account when making this
determination. Refer to Item 402(b)(2)(vii) of Regulation S-K. Using
information for your most recently completed fiscal year, please show us in your
response what your revised disclosure will look like.

Long-Term Incentives, page 29

22. We note that 50 percent of the restricted stock awards granted in 2010 will vest
upon the achievement of three financial performance goals relating to sales,
EBITDA, and asset utilization and that the stock options granted in 2010 will vest
based on meeting the economic value added performance target. For each
performance goal relating to restricted stock and stock options grants in 2010,
please disclose in future filings the performance targets, including the threshold
and maximum levels, and the corresponding payouts associated with achievement
of the threshold, target, and maximum levels. Using information for your most
recently completed fiscal year, please show us in your response what your revised
disclosure will look like.

23. We note the disclosure in the last paragraph regarding the share ownership
guidelines for executive officers and have the following comments:

- Please disclose in future filings the period during which an executive
officer must achieve the specific share ownership.

- We note that you have similar share ownership guidelines for your
directors. Please advise us as to the consideration you have given to
providing share ownership information for your executive officers similar

to the information provided for your directors and disclosed in the table on page 18.

Summary Compensation Table, page 34

24. We note that there are performance conditions associated with the stock option awards and with 50 percent of the restricted stock awards. Please note that Instruction No. 3 to Item 402(c)(2)(v) and (vi) of Regulation S-K requires you to report the value at the grant date based upon the probable outcome of the performance conditions. Additionally, if an amount less than the maximum amount was included in the Summary Compensation Table, you are required to disclose in a footnote to the Summary Compensation Table the value of the award at the grant date assuming that the highest level of performance conditions will be achieved. We note in footnotes four and five on page 36, that, as of November 30, 2010, you expected 50 percent of the stock options to vest and 78.48 percent of the restricted stock to vest. It therefore appears that you have reported the grant date fair value based on the probable outcome of the performance conditions, but that you have not included a footnote disclosing the grant date fair value if the highest level of performance conditions were achieved. Please revise your disclosure in future filings accordingly.

25. We note that Mr. Bregard received a bonus for 2010 that was not described in the Compensation Discussion and Analysis section. In future filings, please provide information relating to this type of compensation when you describe the other elements of compensation and disclose how you determined the amount to be awarded. Refer to Item 402(b)(1)(iii)-(v) of Regulation S-K.

26. We note that Ms. Redd did not receive a restricted stock award in 2010 and that Mr. Bregard did not receive a stock option award. We also note that no explanation for these compensation decisions was provided in the Compensation Discussion and Analysis section or by footnote to the Summary Compensation Table. Please revise accordingly in future filings.

27. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or, in her absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant